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EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Twelve Months Ended June 30, 2002
Income before provision for income taxes and fixed charges (Note A)	$47,690,734
Fixed charges:
Interest on first mortgage bonds	$17,390,514
Amortization of debt discount and expense less premium	1,094,910
Interest on short-term debt	1,046,927
Interest on long-term debt	7,899,736
Interest on trust preferred distributions by subsidiary holding solely parent debentures	4,250,000
Other interest	1,067,642
Rental expense representative of an interest factor (Note B)	18,678

Total fixed charges	32,768,407
Ratio of income before provision for incomes taxes to net income	1.363x

Ratio of earnings to fixed charges	1.46x

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)